Exhibit 99.1

Claude Resources Inc. Reports Positive Metallurgical Testwork Results at the Amisk Gold Project, SK

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TSX - CRJ

NYSE Amex - CGR

SASKATOON, Aug. 8, 2011 /CNW/ - Claude Resources Inc. (TSX-CRJ; NYSE Amex-CGR) ("Claude") is pleased to announce positive metallurgical and engineering results from testwork at the 15,400 hectare Amisk Gold Project in northeastern Saskatchewan, Canada. The Amisk Gold Project is located 20 kilometres southwest of Flin Flon, Manitoba and is a 65:35 Joint Venture between Claude and St. Eugene Mining Corporation; Claude is the operator of the Joint Venture.

The initial metallurgical testing indicates that gold and silver mineralization is amenable to conventional cyanide leaching. Results from testing on three composite samples from the Amisk Gold Deposit have returned an average of 89.4% recovery for gold, ranging from 85.2% to 91.7% and an average of 80.8% recovery for silver, ranging from 66.4% to 92.8%.  Finer grinds resulted in higher recoveries for all metals, with peak recoveries for the medium grade composite of 91% for gold and 92.8% for silver. Details of the metallurgical results are presented in Table 1.

Table 1: Metallurgical Testwork Results, Amisk Gold Project.
	Grade		Recovery (Cyanidation)		Size Fraction
Composite ID	Au (g/T)	Ag (g/T)	Au (%)	Ag (%)	P 80 (um)*
Low Grade	0.50	7.4	89.8	70.9	72
Medium Grade	0.85	9.2	85.2	88.9	146
Medium Grade	0.85	9.2	89.1	84.8	117
Medium Grade	0.85	9.2	91.0	92.8	72
High Grade	1.68	8.4	91.7	66.4	92
* Denotes size fraction of grind that eighty percent of material passed.

Based on the work done and described herein, Amisk ore should be treated by conventional SAG and ball mill grinding to achieve a final grind not finer than 80% passing 75 microns.  Present mill sizing was done at 75 microns to correspond with maximum Au and Ag recoveries. Further economic studies and more tests should be done to optimize the grind required. It is suggested that this optimized grind will lie between 72 and 117 microns.  The correct process to recover gold and silver is direct whole ore cyanidation with carbon-in-pulp technology used to recover the leached gold and silver values. Reagent consumption in cyanidation was reasonable. About 1 kg/t of NaCN (sodium cyanide) and 0.5 kg/t of lime will be required.  Further cyanidation test work was recommended to identify optimum operating conditions.

In addition to cyanidation, flotation and gravity concentration were also evaluated. Rougher and scavenger flotation yielded gold and silver recoveries of 80.1% and 92.8% respectively in a pyrite concentrate containing 9.1% of the weight. The corresponding sulphur recovery was 99%.  Flotation is not recommended as there are insufficient base metal values present to justify flotation. Gravity concentration was also not recommended.

In addition to metallurgical test work, SAGDesign Communition tests were completed on the three composite samples. Results demonstrated moderate ore grindability in the SAG mill and soft-to-moderate hardness in the ball mill. Testing for the three composite samples showed low variability, with an average SAG pinion energy requirement for a 1.7 mm product of 10.07 kWh/t and a Bond Work Index of 10.71 kWh/t.

The initial metallurgical and grinding mill engineering tests were conducted on 215 kg collected from half split core. Representative core intervals from eight drill holes were combined to create low, medium and high grade composites that assayed 0.50, 0.85 and 1.68 g/t gold and 7.4, 9.2 and 8.4 g/t silver. This mineralization is representative of the Amisk Gold Deposit and consists of trace to 10% disseminated pyrite and stringers with minor sphalerite, chalcopyrite, galena and tetrahedrite hosted in a sericitized quartz porphyry.

As outlined in Claude's News Release dated February 17th, 2011 ("Claude Reports Initial Open Pit Resource at Amisk Gold Project"), results from previous exploration have been incorporated into a National Instrument 43-101 ("NI 43-101") compliant Resource and Technical Report. SRK Consulting of Toronto completed the Resource Study and Technical Report during the first quarter of 2011. The testwork results reported herein were not considered in the February 7th Resource Statement.

Table 2: Consolidated Mineral Resource Statement* Amisk Gold Project, Saskatchewan, February 9, 2011.
Resource Class	Quantity (000's tonnes)	Grade (g/tonne)			Contained Ounces (000's)
		Au	Ag	Au Eq	Au	Ag	Au Eq
Indicated	30,150	0.85	6.17	0.95	827	5,978	921
Inferred	28,653	0.64	4.01	0.70	589	3,692	645
* Reported at a cut-off of 0.40 grams of gold equivalent (Au Eq) per tonne using a price of U.S. $1,100 per ounce of gold and U.S. $16 per ounce of silver inside a conceptual pit shell optimized using metallurgical and process recovery of eight-seven percent, overall ore mining and processing costs of U.S.$15 per tonne and overall pit slope of fifty degrees. All figures are rounded to reflect the relative accuracy of the estimates. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

A plan map of the Amisk Gold Project and a detailed map showing location of metallurgical samples drill collar can be viewed at Claude's website www.clauderesources.com.

Metallurgical and grinding mill engineering test work was conducted by Inspectorate Metallurgical Division of Richmond, British Columbia and was managed by John Starkey, P.Eng, a Qualified Person under National Instrument 43-101.

In addition to advancing the Amisk Gold Project, Claude continues to focus on expanding the production profile and resource base at the Seabee Operation and is conducting Phase II underground drilling at the Madsen Property in Red Lake. The Madsen program is designed to test depth and strike extensions to high grade mineralization within the 8 Zone Trend.

Brian Skanderbeg, P.Geo. and M.Sc., Claude's Vice-President Exploration and John Starkey, P. Eng, are the Qualified Persons who have reviewed and approved the contents of this news release. Representative drill core was halved with samples averaging 2.0 metres submitted to Inspectorate of Richmond, British Columbia, an ISO approved facility.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 938,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves." Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

For further information:
Neil McMillan, President & CEO
Phone: (306) 668-7505

or

Brian Skanderbeg, P.Geo, Vice President, Exploration
Phone: (306) 668-7505
Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 09:00e 08-AUG-11